Exhibit 99.1

Mind Medicine (MindMed) Inc.

Condensed Consolidated Interim Financial Statements

(Expressed in Thousands of United States Dollars)

For The Three and Nine Months Ended September 30, 2021 and September 30, 2020

(Unaudited)

Mind Medicine (MindMed) Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

(Expressed in thousands of United States Dollars)

As at

	September 30, 2021 (Unaudited)	December 31, 2020 (Audited)
Assets

Current
Cash	$145,858	$80,094
Funds held in trust (Note 5)	61	-
Prepaid and other current assets	585	875

Total current assets	146,504	80,969

Non-current assets
Property and equipment, net	114	-
Intangible assets, net (Note 6)	21,971	4,675
Goodwill (Note 4)	9,992	-

Total assets	$178,581	$85,644

Liabilities

Current
Accounts payable and accrued liabilities	$5,785	$2,377

Non-current liabilities
Deferred tax liability (Note 4)	6,750	-

Total liabilities	12,535	2,377

Shareholders' equity
Share capital (Note 7)	239,857	105,604
Warrants (Note 8)	21,059	15,871
Contributed surplus	20,222	2,321
Accumulated other comprehensive income	11	284
Deficit	(115,103)	(40,813)

Total shareholders' equity	166,046	83,267

Total liabilities and shareholders' equity	$178,581	$85,644

Commitments (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

Mind Medicine (MindMed) Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited)

For the Three and Nine Months Ended September 30

(Expressed in thousands of United States Dollars)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Expenses
Research and development (Note 11)	$7,071	$5,342	$17,497	$10,474
General and administrative (Note 12)	4,975	1,579	17,774	4,703
Share-based payments (Notes 7(i) and 9)	7,966	563	31,677	2,292
Amortization (Note 6)	3,263	137	7,704	413
	23,275	7,621	74,652	17,882

Loss before the undernoted items	(23,275)	(7,621)	(74,652)	(17,882)

Interest income	13	2	27	11
Other income	152	-	264	-
Foreign exchange gain (loss)	(34)	(58)	71	(509)
Loss on revaluation of derivative liability	-	(998)	-	(873)
Listing expense (Note 3)	-	-	-	(2,172)

Loss before income taxes	(23,144)	(8,675)	(74,290)	(21,425)

Income taxes	-	-	-	-

Net loss for the period	(23,144)	(8,675)	(74,290)	(21,425)
Foreign currency translation adjustment	(1,156)	40	(273)	12

Net loss and comprehensive loss for the period	$(24,300)	$(8,635)	$(74,563)	$(21,413)

Basic and diluted loss per common share	$(0.06)	$(0.03)	$(0.18)	$(0.09)

Weighted average number of common shares outstanding

Basic and diluted (Note 10)	420,057,107	281,008,489	406,767,251	248,982,973

The accompanying notes are an integral part of these consolidated financial statements

Mind Medicine (MindMed) Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Nine Months Ended September 30, 2021

	Subordinate Voting Shares	Multiple Voting Shares	Share Capital Amount	Warrants	Contributed Surplus	Accumulated OCI	Deficit	Total
Balance, December 31, 2019	49,860,200	-	-	-	-	-	(5,474)	(5,474)
Consolidation of shares (Notes 3 and 7(ii)) [1]	6,232,525	-	-	-	-	-	-	-
Shares and warrants deemed issued related to the reverse takeover transaction (Notes 3 and 7(iii))	189,923,751	550,000	34,925	788	-	-	-	35,713
Issuance of share capital net of share issuance costs (Note 7)	24,953,850	-	7,525	198	-	-	-	7,723
Share based payments (Note 7(i))	1,867,305	-	187	-	-	-	-	187
Warrants exercised (Note 8)	3,067,275	-	1,085	(355)	-	-	-	730
Stock options exercised (Note 9)	275,000	-	121		(52)	-	-	69
Stock option expense (Note 9)	-	-	-	-	2,105	-	-	2,105
Net Loss and comprehensive loss for the period	-	-	-	-	-	-	(21,413)	(21,413)
Balance, September 30, 2020	226,319,706	550,000	$43,843	$631	$2,053	$-	$(26,887)	$19,640

Balance, December 31, 2020	306,135,160	550,000	$105,604	$15,871	$2,321	$284	$(40,813)	$83,267

Exchange of shares (Note 7(x))	62,688,540	(626,885)	-	-	-	-	-	-
HealthMode acquisition share consideration (Note 4)	-	81,497	27,048	-	111	-	-	27,159
Issuance of share capital net of share issuance costs (Note 7)	26,930,000	-	68,314	13,609	-	-	-	81,923
Share based payments (Note 9(c))	3,285,235	-	5,059	-	-	-	-	5,059
Warrants exercised (Note 8)	8,004,670	-	19,606	(8,421)	-	-	-	11,185
Options exercised (Note 9)	11,941,398	-	9,824	-	(4,237)	-	-	5,587
Shares issued for settlement of RSUs	1,756,189	-	4,402	-	(4,402)	-	-	-
Stock option expense (Note 9)	-	-	-	-	26,429	-	-	26,429
Net Loss and comprehensive loss for the period	-	-	-	-	-	(273)	(74,290)	(74,563)
Balance, September 30, 2021	420,741,192	4,612	$239,857	$21,059	$20,222	$11	$(115,103)	$166,046

1 Number of shares reflect the retrospective application of the 8:1 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements

Mind Medicine (MindMed) Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of United States Dollars)

For the Nine Months Ended

	September 30, 2021	September 30, 2020
Operating activities
Net loss	$(74,290)	$(21,413)
Items not affecting cash
Share-based payments (Notes 7(i) and 9)	31,677	2,292
Listing expense - share consideration (Note 3)	-	1,539
Amortization of intangible assets (Note 6)	7,704	413
Loss on revaluation of derivative liability (Note x)	-	873
Derivative gain	-	-
Foreign exchange	(71)	-
Changes in non-cash operating assets and liabilities
Prepaid and other current assets	290	(601)
Accounts payable and accrued liabilities	3,407	442
Working capital effect of Healthmode acquisition	(641)	-

Net cash used in operating activities	(31,924)	(16,455)

Investing activities
HealthMode acquisition – cash component (Note 4)	(475)	-
Property and equipment	(47)	-

Net cash used in investing activities	(522)	-

Financing activities
Proceeds from issuance of share capital, net of issuance costs (Note 7)	81,923	27,988
Proceeds from exercise of warrants (Note 8)	11,185	-
Proceeds from exercise of options (Note 9)	5,587	-
	98,695	27,988
Net cash provided by financing activities

Increase in cash	66,249	115,533
Foreign exchange impact on cash	(424)	-

Cash, beginning of period	80,094	6,702

Cash, end of period	$145,919	$18,235

Supplemental cash flow Information
Cash	$145,858	$18,235
Funds held in trust (Note 5)	61	-

Cash and funds held in trust	$145,919	$18,235

The accompanying notes are an integral part of these consolidated financial statements

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

1.	NATURE OF OPERATIONS

Mind Medicine (MindMed) Inc. (formerly Broadway Gold Mining Ltd.) (the “Company” or “MindMed”) is incorporated under the laws of the Province of British Columbia. Its wholly owned subsidiaries, Mind Medicine, Inc. (“MindMed US”), HealthMode, Inc. (HealthMode”), MindMed Pty Ltd. and MindMed GmbH are incorporated in Delaware, Delaware, Australia and Switzerland respectively. Prior to February 27, 2020, the Company’s operations were conducted through MindMed US.

The Company’s head office and address of its registered and records office is 1166 Alberni Street, Suite 1604, Vancouver, British Columbia V6E 3Z3. On February 27, 2020, MindMed completed a reverse takeover transaction with Broadway Gold Mining Ltd. (“Broadway”) by way of a plan of arrangement which resulted in the Company becoming the parent company of MindMed US. MindMed US is deemed to be the acquirer in the reverse takeover transaction. As a result, the consolidated statements of financial position are presented as a continuance of MindMed US and the comparative figures presented are those of MindMed US. See Note 3 for details.

MindMed is a neuro-pharmaceutical drug development platform advancing medicines based on psychedelic substances through rigorous science and clinical trials. MindMed’s mission is to discover, develop and deploy psychedelic inspired medicines and experiential therapies that alleviate suffering and improve health. The Company seeks to prove the safety and efficacy of psychedelic-based substances as disruptive technologies and solutions for a continuum of mental illnesses and high unmet medical needs through its unique drug development platform.

The consolidated financial statements were prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Depending on the length and severity of the pandemic, COVID-19 could impact the Corporation’s operations, could cause delays relating to approval from the FDA and equivalent organizations in other countries, could postpone research activities, could impair the Corporation’s ability to raise funds depending on COVID-19’s effect on capital markets, and could affect logistics and the Corporation’s ability to move materials in a timely manner to clinical trial sites or production of GMP materials (which availability of GMP materials may also impact clinical trial timelines).

To the knowledge of the Company’s management as of the date hereof, COVID-19 does not present, at this time, any specific known impacts to the Company in relation to the Corporation’s business objectives or disclosed milestones related thereto. The Company relies on third parties to conduct and monitor the Company’s pre-clinical studies and clinical trials. However, to the knowledge of Company’s management, the ability of these third parties to conduct and monitor pre-clinical studies and clinical trials has not been and is not anticipated to be impacted by COVID-19. The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business.

Exchange Listing

The Subordinate Voting Shares of the Company were listed for trading on the NEO Exchange with the trading symbol “MMED” on March 3, 2020. The Subordinate Voting Shares of the Company were listed for trading on the NASDAQ Exchange with the trading symbol “MNMD” on April 27, 2021.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Standards (“IFRS”) Interpretations Committee (“IFRIC”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those applied in audited consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 11, 2021.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities measured at fair value as determined at each reporting period.

Functional and Presentation Currency

These consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The functional currency of the Company and its subsidiaries are as follows:

Mind Medicine (MindMed) Inc.	Canadian dollar
Mind Medicine, Inc. (US operating company)	US dollar
HealthMode Inc.	US dollar
MindMed Pty Ltd. (Australian subsidiary)	US dollar
Mind Med Discover GmbH (Swiss subsidiary)	Swiss franc

The Company and its subsidiaries assess their functional currency individually. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of functional currency involves certain judgments to determine the primary economic environment, and this is re-evaluated for each new entity or if conditions change.

Significant accounting policies

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statement for the year ended December 31, 2020.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

2.	BASIS OF PRESENTATION (Continued)

Use of significant estimates and assumptions

The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in notes 2 and 3 to the Company’s consolidated financial statements for the year ended December 31, 2020.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

•	Mind Medicine, Inc. (US operating company)

•	MindMed Pty Ltd. (Australian subsidiary)

•	Mind Med Discover GmbH (Swiss subsidiary)

•	HealthMode Inc. (digital technology subsidiary)

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

3.	REVERSE TAKEOVER

On February 27, 2020, the Company announced the completion of its reverse takeover transaction (the “Transaction”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the terms of an arrangement agreement entered into on October 15, 2019 (the “Arrangement Agreement”) between Broadway, Madison Metals Inc., Broadway Delaware Subco Inc. (“Delaware Subco”) and MindMed US.

The Transaction

Immediately prior to the closing of the Transaction, Broadway: (a) consolidated its common shares, warrants and options on an eight-for-one basis (the “Consolidation”), (b) changed its name to “Mind Medicine (MindMed) Inc.” (the “Name Change”), (c) reclassified its post-Consolidation common shares as subordinate voting shares (the “Subordinate Voting Shares”) and (d) created a new class of multiple voting shares (the “Multiple Voting Shares”) ((c) and (d) together, the “Share Capital Amendment”). Broadway’s shareholders received 6,232,525 Subordinate Voting Shares of the resulting issuer (the “Resulting Issuer”). The substance of the Transaction is a reverse acquisition of a non-operating company. The Transaction does not constitute a business combination as the Company does not meet the definition of a business under IFRS 3 – Business Combinations. Immediately after the Transaction, shareholders of MindMed US owned 97% of the voting rights of the Company. As a result, the Transaction has been accounted for as a capital transaction with MindMed US being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of MindMed US.

Exchange Listings

The Subordinate Voting Shares of the Company were listed for trading on the NEO Exchange with the trading symbol “MMED” on March 3, 2020 and on the NASDAQ exchange with the trading symbol “MNMD” on April 27, 2021.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

3.	REVERSE TAKEOVER (Continued)

Purchase Price Consideration

MindMed US is deemed to have acquired the former Broadway as part of the Arrangement. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition was not assessed to be a business combination and is therefore treated as an asset acquisition under the scope of IFRS 2 – Share Based Payments. The consideration consisted entirely of shares of the Company which were measured at the estimated fair value on the date of acquisition. The fair value of the Subordinate Voting Shares issued to the former Broadway shareholders was determined to be $1,539 based on the fair value of the shares issued.

In connection with the acquisition of Broadway, the Company incurred acquisition costs of $395.

Subordinate Voting Shares of the Company issued	6,232,525
Fair value of shares issued @CAD$0.33 (USD $0.247) per share	$1,539
Identifiable assets acquired	23
Identifiable liabilities assumed	(261)
Net liabilities assumed	238
Acquisition costs	365
Total purchase price (recorded as Listing expense)	$2,142

4.	BUSINESS COMBINATIONS

On February 26, 2021 the Company acquired 100% of the issued and outstanding shares of Healthmode for aggregate consideration of $26,354, consisting of cash of CAD $286 (USD $225), a prior advance of $250, equity consideration of 81,497 multiple voting shares of MindMed (equivalent to 8,149,700 subordinate voting shares), and 33,619 stock options, which are convertible into Subordinate Voting Shares of the Company.

In completing this transaction, MindMed Mergerco Inc., (“Mergerco”) a wholly owned Delaware subsidiary of the Company merged with and into HealthMode. As a result, the separate corporate existence of Mergerco ceased and HealthMode continued its corporate existence as the surviving corporation of the Merger and as a wholly-owned subsidiary of the Company.

HealthMode’s primary operations consist of developing technologies using Artificial Intelligence (AI)-enabled digital measurement to increase the precision and speed of clinical research and patient monitoring.

The acquisition of HealthMode is accounted for as a business combination under IFRS 3 which requires the acquiror to determine (i) the fair value of the consideration paid, (ii) the fair value of assets acquired and liabilities assumed as well as any non-controlling interest, and recognizing the difference between (i) and (ii) as goodwill.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

4.	BUSINESS COMBINATIONS (continued)

(i)	Outlined below is a summary of the purchase consideration and fair value of assets acquired and liabilities assumed:

Details of the consideration transferred are:
Cash paid (CAD $286 converted to USD @ 1.2685 CAD/USD)	$225
Cash advances paid ($USD)	250
Fair value of shares issued (FV of a Mind Medicine (MindMed) Inc. share = USD $3.32 per share based on closing share price as at the transaction date)	27,048
Value of options issued (33,619 options at FV of USD $3.30 /share option (using Black-Scholes model)	111
Total	$27,634

The fair value of the shares issued as consideration was determined as follows:
Number of shares issued (equivalent)	8,149,700
Fair value of a Mind Medicine (MindMed) Inc. share ($USD)	$3.32
$27,048

The estimated fair values of the assets acquired, and liabilities assumed in the acquisition of Healthmode for purposes of the provisional purchase price allocation are as follows:

Cash	$178
Prepaid and other current assets	74
Property and equipment	16
Intangible assets (acquired technology)	25,000
Goodwill	9,992
Total assets	$35,260

Accounts payable and accrued liabilities	876
Deferred tax liability	6,750
Total liabilities	$7,626
Net assets acquired	$27,634

The intangible assets consist of the following:

Acquired technology		Useful Life
Frontend Systems Developed	$5,000	2 years
Backend Systems Developed	5,000	2 years
Value of models/data/work product	5,000	2 years
HM Pooply Product	5,000	2 years
HM Cough Product	5,000	2 years
	$25,000

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

4.	BUSINESS COMBINATIONS (continued)

The application of IFRS requires management to determine the fair value of the net assets acquired and liabilities assumed (with certain exceptions). As the acquisition closed on February 26, 2021, management has not completed its assessment of the fair value of assets acquired and liabilities assumed. As management completes its assessment of the fair value of net assets acquired and liabilities assumed, there could be adjustments to the values outlined above, however such adjustments are not expected to be material. This period such revisions may be made is up to 12 months from the date of the acquisition.

The goodwill is attributable to the value of the assembled workforce, and the related expertise and developed business function. Further, the acquisition is expected to allow the Company streamline its product development processes. None of the goodwill is expected to be deductible for tax purposes.

(ii)	Acquisition-related costs

Acquisition-related costs of $296 were incurred by the Company and are included in general and administrative expenses. These costs primarily consist of diligence and legal costs.

(iii)	Impact on revenues and net income

Pro forma information is not presented as it is not considered material.

5.	FUNDS HELD IN TRUST

Cash held in trust of $61 (December 31, 2020 - $Nil) represents unrestricted funds held at a Canadian chartered bank by the Company’s corporate counsel, representing funds deposited for future expenses.

6.	INTANGIBLE ASSETS

Cost
Balance, December 31, 2020	$5,500
HealthMode acquisition (Note 4)	25,000
Balance, September 30, 2021	$30,500

Accumulated amortization
Balance, December 31, 2020	825
Amortization	$7,704
Balance, September 30, 2021	$8,529

Net carrying amount

December 31, 2020	$4,675
September 30, 2021	$21,971

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

6.	INTANGIBLE ASSETS (continued)

In July 2019, MindMed US acquired the assets of the 18-methyloxycoronaridine (“18-MC”) program from Savant Addiction Medicine, LLC in exchange for the issuance by MindMed US of 55,000,000 class A common shares. The intangible assets were valued based on the shares exchanged. The shares were valued using third party arm’s-length purchases of the MindMed US class C common shares at the time of acquisition of 18-MC which were issued at $0.10 per share.

In February 2021, the Company completed the acquisition of HealthMode (Note 4). The intangible assets acquired were valued based on the fair value of consideration given and assets and liabilities acquired.

7.	SHARE CAPITAL

Pursuant to the terms of the Arrangement, the Company’s equity structure reflects the equity structure of Broadway (the accounting acquiree), including the equity interests Broadway issued to effect the combination. Accordingly, the equity structure of MindMed US (the accounting acquirer) is restated using the exchange ratio established in the Agreement to reflect the number of shares of the Broadway (the accounting acquiree) issued in the reverse takeover. On February 27, 2020, all outstanding Class B common shares (“Class B Shares”), Class C common shares (“Class C Shares”) and Class D common shares (“Class D Shares”) of MindMed US were exchanged for Class A common shares of MindMed US (“Class A Shares”), immediately following which all Class A Shares were exchanged, on a one-for-one basis (the “Exchange Ratio”), for Subordinate Voting Shares or Multiple Voting Shares (in the case of Multiple Voting Shares the exchange was on a one-for-one-hundred basis) of the Resulting Issuer (“Resulting Issuer Shares”) on a post-Consolidation basis. Such Class A Shares were then cancelled pursuant to the Arrangement, and the MindMed US issued 1,000 common shares to the Company as consideration for issuing the Resulting Issuer Shares to the former MindMed US shareholders.

Authorized

The Company’s authorized capital consists of (i) an unlimited number of Subordinate Voting Shares, and (ii) an unlimited number of Multiple Voting Shares.

The holders of Subordinate Voting Shares are entitled to one vote for each Subordinate Voting Share held. The holders of Multiple Voting Shares are entitled to 100 votes for each Multiple Voting Share held.

Voting Rights

All holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). A quorum for the transaction of business at any meeting of shareholders is two persons present at the meeting, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 5% of the outstanding shares of the Company entitled to vote at the meeting.

On all matters upon which shareholders the Company are entitled to vote:

•	each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share; and

•	each Multiple Voting Share is entitled to 100 votes per Multiple Voting Share.

Unless a different majority is required by law or the articles of the Company, resolutions to be approved by shareholders require approval by a simple majority of shareholders.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

7.	SHARE CAPITAL (Continued)

Conversion Rights and Conditions

Issued and outstanding Multiple Voting Shares, including fractions thereof, may at any time, subject to the FPI Condition (as defined below), at the option of the holder, be converted into Subordinate Voting Shares at a ratio of 100 Subordinate Voting Shares per Multiple Voting Share. Further, the board of directors of the Company may determine in the future that it is no longer advisable to maintain the Multiple Voting Shares as a separate class of shares and may cause all of the issued and outstanding Multiple Voting Shares to be converted into Subordinate Voting Shares at a ratio of 100 Subordinate Voting Shares per Multiple Voting Share.

The right of the Multiple Voting Shares to convert into Subordinate Voting Shares is subject to certain conditions in order to maintain the status of the Company as a “foreign private issuer” under United States securities laws (the “FPI Condition”).

Share Capital Issued

		Subordinate	Multiple	Total Voting
		Voting	Voting	Rights
Broadway share consolidation	(ii)	6,232,525		6,232,525	$1,539
Shares exchanged under Arrangement	(iii)	189,923,751		189,923,751	27,886
Shares exchanged under Arrangement	(iii)		550,000	55,000,000	5,500
Bought deal financing - May 2020	(iv)	24,953,850		24,953,850	7,525
Bought deal financing - Oct 2020	(v)	27,381,500		27,381,500	16,432
Bought deal financing - Dec 2020	(vi)	18,170,000		18,170,000	6,340
Warrants exercised		31,420,721		31,420,721	33,245
Options exercised		2,563,073		2,563,073	1,318
Share-based settlement payment	(vii)	3,000,000		3,000,000	5,570
Director compensation	(i)	2,489,740		2,489,740	249
Balance December 31, 2020		306,135,160	550,000	361,135,160	$105,604

Bought deal financing - Jan 2021	(viii)	20,930,000		20,930,000	59,093
Private placement - Mar 2021	(ix)	6,000,000		6,000,000	9,221
Warrants exercised		8,004,670		8,004,670	19,097
Options exercised		11,941,398		11,941,398	10,333
RSUs settled		1,756,189		1,756,189	4,402
Healthmode acquisition	Note 4	-	81,497	8,149,700	27,048
Conversion of shares	(x)	62,688,540	(626,885)	-	-
Share-based settlement payment	(xi)	1,500,000		1,500,000	4,869
Director compensation	(i)	1,785,235		1,785,235	190
Balance September 30, 2021		420,741,192	4,612	421,202,352	$239,857

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

7.	SHARE CAPITAL (Continued)

(i)	On September 16, 2019, MindMed US entered into an agreement with a director of the MindMed US pursuant to which the director agreed to: (i) join the board of directors of MindMed US, (ii) obtain a loan (the “Loan”) of $500 for the sole purpose of acquiring 5,000,000 Class D shares, and (iii) purchase 5,000,000 Class D shares for $500.

▪	The Loan is secured by the Class D shares, which is the sole security and recourse against the director. One-quarter of the Loan ($125) shall be automatically deemed to be repaid and satisfied on each six-month anniversary of the date of the Loan (the “Repayment Date”) so long as the director remains a member of the board of directors of MindMed US.

▪	If the director ceases to be a member of the board of directors of MindMed US and all affiliates of MindMed US, other than as a result of his disqualification under applicable corporate law or his resignation, the Loan shall be automatically deemed to be repaid and satisfied in full and the director shall be fully and finally released from his obligations under the Loan.

▪	The principal remaining from time to time unpaid and outstanding shall bear interest, before and after an event of default at 2% per annum calculated monthly, not in advance. Accrued and unpaid interest shall be payable on each Repayment Date. The director has the right and privilege of prepaying the whole or any portion of the principal amount of the Loan at any time or times prior to maturity or if an event of default has occurred, whichever comes first, without notice, bonus or penalty. All such prepayments shall be applied first in satisfaction of any accrued but unpaid interest and thereafter to the outstanding principal amount of the Loan.

The Loan has been accounted for as an option plan since MindMed does not have full recourse to the outstanding loan balance. In the event the director ceases to be a member of the board of directors of MindMed US and all affiliates of MindMed US, the Class D Shares (which have since been exchanged for Subordinate Voting Shares) would be tendered back to the Company without any payment being made. As a result, the Company has not recognized a loan receivable or the corresponding Class D Shares (or resulting Subordinate Voting Shares) as outstanding. The Company has estimated a grant-date fair value, which is recorded as share-based compensation expense over a two-year vesting period with a corresponding amount to share capital. The fair value has been estimated using the Black- Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 151%, (iii) risk-free rate of 1.74%, (iv) share price of $0.10, (v) forfeiture rate of 0%, and (vi) expected life of 24 months. The total grant-date fair value is $500.

In connection with the Transaction, the directors of MindMed US were elected as directors of the Company. The Class D Shares issued pursuant to the Loan were converted to Subordinate Voting Shares. Total share-based compensation for the nine month period ended September 30, 2021 is $190 (2020 - $124). As of September 30, 2021, the Loan has been settled in accordance with the terms above.

(ii)	As at February 26, 2020, Broadway had 49,860,200 common shares issued and outstanding; pursuant to the Arrangement Agreement, Broadway’s common shares were consolidated on an eight to one (8:1) basis and converted to Subordinate Voting Shares.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

7.	SHARE CAPITAL (Continued)

(iii)	Pursuant to the Arrangement Agreement, 244,923,751 Class A Shares were exchanged for Subordinate Voting Shares or Multiple Voting Shares, as applicable. Pursuant to the Arrangement Agreement, 1,000 common shares of MindMed US were issued to Broadway in consideration of the issuance of the Subordinate Voting Shares and Multiple Voting Shares to former MindMed US shareholders. Class A Shares were exchanged for either: (a) Subordinate Voting Shares (189,923,751 Class A Shares were exchanged for 189,923,751 Subordinate Voting Shares); or (b) Multiple Voting Shares (55,000,000 Class A Shares were exchanged for 550,000 Multiple Voting Shares).

(iv)	On May 26, 2020, the Company completed a bought deal financing resulting in the issuance of 24,953,850 units (the “May Units”) at a price per May Unit of CAD $0.53 ($0.38) for gross proceeds of $9,582. Each May Unit comprised one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant (each whole warrant, a "May Warrant"). Each May Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of CAD $0.79 ($0.57) until May 26, 2022. Also in connection with this transaction, the Company issued 994,034 compensation warrants to its underwriter (Note 8). Total cash share issuance costs of $1,291 were deducted from the gross proceeds.

(v)	On October 30, 2020, the Company completed a bought deal financing resulting in the issuance of 27,381,500 units of the Company (the “October Units”) at a price per October Unit of CAD $1.05 ($0.79) for gross proceeds of $22,075. Each October Unit comprised one Subordinate Voting Share of the Company and one-half of one Subordinate Voting Share purchase warrant (an “October Warrant”). Each October Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of CAD $1.40 ($1.05) until October 30, 2023. Also in connection with this transaction, the Company issued 1,090,200 compensation warrants to its underwriter (Note 8). Total cash share issuance costs of $1,589 were deducted from the gross proceeds.

(vi)	On December 11, 2020, the Company completed a bought deal financing resulting in the issuance of 18,170,000 units of the Company (the "December Units") at a price per December Unit of CAD $1.90 ($1.49) for gross proceeds of $26,506. Each December Unit comprised one Subordinate Voting Share of the Company and one-half of one Subordinate Voting Share purchase warrant (a “December Warrant”). Each December Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of CAD $2.45 ($1.92) until December 11, 2023. Also in connection with this transaction, the Company issued 1,624,290 compensation warrants to its underwriter (Note 8). Total cash share issuance costs of $2,197 were deducted from the gross proceeds.

(vii)	On December 11, 2020, the Company issued 3,000,000 subordinate voting shares in settlement of a claim made by a former promoter of the Company. The shares were valued at CAD $2.42 ($1.90) which was the value on the date that the settlement was approved.

(viii)	On January 7, 2021, the Company completed a bought deal financing resulting in the issuance of 20,930,000 units of the Company (the "January Units") at a price per January Unit of CAD $4.40 ($3.47) for gross proceeds of $72,713. Each January Unit comprised one Subordinate Voting Share of the Company and one-half of one Subordinate Voting Share purchase warrant (a “January Warrant”). Each January Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of CAD $5.75 ($4.53) until January 7, 2024. Also in connection with this transaction, the Company issued 1,255,800 compensation warrants to its underwriter (Note 9). Total cash share issuance costs of $4,900 were deducted from the gross proceeds.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

7.	SHARE CAPITAL (Continued)

(ix)	On March 9, 2021, the Company completed a private placement bought deal financing resulting in the issuance of 6,000,000 units of the Company (the "March Units") at a price per Unit of CAD $3.25 ($2.57) for gross proceeds of $15,397. Each March Unit comprised one subordinate voting share of the Company and one-half of one Subordinate Voting Share purchase warrant (a “March Warrant”). Each March Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of CAD $4.40 ($3.48) until March 9, 2024. Also in connection with this transaction, the Company issued 360,000 compensation warrants to its underwriter (Note 9). Total cash share issuance costs of $1,096 were deducted from the gross proceeds.

(x)	During February and March 2021, an officer of the Company exchanged 3,500,000 subordinate voting shares for 35,000 multiple voting shares. Between May and September holders of 661,885.4 multiple voting shares exchanged their shares for 66,188,540 subordinate voting shares.

(xi)	On July 8, 2021, the Company issued 1,500,000 subordinate voting shares to a holding company of its former CEO as part of a settlement agreement. The shares were valued at CAD $4.11 ($3.25) which was the value on the date that the shares were issued.

Share Capital Reserved for Issuance

A summary of shares issued and reserved for issuance is summarized below:

Number of Subordinated Voting Share Equivalents
Subordinate Voting	420,741,192
Multiple Voting	461,160
Stock Options	23,696,365
Restricted Share Units	9,333,056
Compensation Warrants	1,888,350
Financing Warrants	20,774,480
Total – September 30, 2021	476,894,603

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

8.	WARRANTS

				Weighted
				Average
				Exercise
	Compensation	Financing	Amount	Price
	Warrants	Warrants	$	(CAD$)
Balance, December 31, 2019	1,314,033	-	153	0.33
Issued	9,210,445	36,074,118	24,502	1.29
Exercised	(9,434,278)	(21,986,443)	(8,784)	1.02
Expired	-	-		-
Balance, December 31, 2020	1,090,200	14,087,675	15,871	1.78

Issued	1,615,800	13,465,000	13,609	5.31
Issued on exercise of compensation warrants	-	408,825	-	-
Exercised	(817,650)	(7,187,020)	(8,421)	1.75
Expired	-	-	-	-
Balance, September 30, 2021	1,888,350	20,774,480	21,059	4.22

The weighted average market fair value of shares purchased through warrant exercises during the nine months ended September 30, 2021 was CAD$3.89 (December 31, 2020 - CAD$2.22).

Compensation Warrants

MindMed US issued 1,314,033 compensation warrants in relation to the completion of the first tranche of the MindMed US Offering which closed on December 19, 2019. Each warrant entitled the holder to purchase one Subordinate Voting Share, at CAD $0.33 per share until the expiry date. All of these warrants were exercised during 2020.

MindMed US issued 5,483,321 compensation warrants in relation to the completion of the second and third tranches of the MindMed US Offering which took place in February 2020. Each warrant entitled the holder to purchase one Subordinate Voting Share at $0.33 CAD per share until the expiry date. All of these warrants were exercised during 2020.

Pursuant to the terms of the Arrangement, all warrants of MindMed US were exchanged for warrants of the Company.

The Company issued 994,034 compensation warrants to the underwriter in connection with a bought deal financing (Note 7(iv)) which was completed on May 26, 2020. The warrants have an expiry date of May 26, 2022. Each warrant entitles the holder to purchase one Subordinate Voting Share at CAD $0.53 per share until the expiry date. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 93%, (iii) risk-free rate of 0.30%, (iv) share price of CAD $0.55, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

The Company issued 1,642,890 compensation warrants to the underwriter in connection with a bought deal financing (Note 7(v)) which was completed on October 30, 2020. The warrants have an expiry date of October 30, 2022. Each warrant entitles the holder to purchase one unit at CAD $1.05 per warrant until the expiry date. Each unit entitles the holder to one Subordinate Voting Share and one half October Warrant. Each October Warrant entitles the holder to purchase one Subordinate Voting Share at CAD $1.40 until expiry on October 30, 2022. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 103%, (iii) risk-free rate of 0.27%, (iv) share price of $1.18 CAD, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

8.	WARRANTS (continued)

The Company issued 1,090,200 compensation warrants to the underwriter in connection with a bought deal financing (Note 7(vi)) which was completed on December 11, 2020. The warrants have an expiry date of December 11, 2022. Each warrant entitles the holder to purchase one unit at CAD $1.90 per warrant until the expiry date. Each unit entitles the holder to one Subordinate Voting Share and one half December Warrant. Each December Warrant entitles the holder to purchase one Subordinate Voting Share at CAD $2.45 until expiry on December 11, 2022. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 95%, (iii) risk-free rate of 0.30%, (iv) share price of $5.56 CAD, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

The Company issued 1,255,800 compensation warrants to the underwriter in connection with a bought deal financing (Note 7(viii)) which was completed on January 7, 2021. The warrants have an expiry date of January 7, 2024. Each warrant entitles the holder to purchase one unit at CAD $4.40 per warrant until the expiry date. Each unit entitles the holder to one Subordinate Voting Share and one half January Warrant. Each January Warrant entitles the holder to purchase one Subordinate Voting Share at CAD $5.75 until expiry on January 7, 2024. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 95%, (iii) risk-free rate of 0.24%, (iv) share price of $4.43 CAD, (v) forfeiture rate of 0%, and (vi) expected life of 3 years.

The Company issued 360,000 compensation warrants to the underwriter in connection with a private placement financing (Note 7(ix)) which was completed on March 9, 2021. The warrants have an expiry date of March 9, 2024. Each warrant entitles the holder to purchase one March Unit at $ CAD 3.25 per warrant until the expiry date. Each March Unit entitles the holder to one Subordinate Voting Share and one half March Warrant. Each March Warrant entitles the holder to purchase one Subordinate Voting Share at CAD $4.40 until expiry on January 7, 2024. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 96%, (iii) risk-free rate of 0.42%, (iv) share price of $4.40 CAD, (v) forfeiture rate of 0%, and (vi) expected life of 3 years.

Financing Warrants

					March
				January	Private
	May Bought		December	Bought	Placement
	Deal (Note	October Bought	Bought Deal	Deal (Note	Deal (Note
	7(iv))	Deal (Note 7(v))	(Note 7(vi))	7(viii))	7(ix))	Total
Warrants Issued	12,476,925	14,512,193	9,085,000	-	-	36,074,118
Exercised	(9,629,750)	(9,937,843)	(2,418,850)	-	-	(21,986,443)
Expired	-	-	-	-	-	-
Balance December 31, 2020	2,847,175	4,574,350	6,666,150	-	-	14,087,675
Warrants Issued	-	-	-	10,465,000	3,000,000	13,465,000
Warrants Issued on exercise of compensation warrants			408,825			408,825
Exercised	(1,388,320)	(2,715,300)	(3,083,400)	-	-	(7,187,020)
Expired	-	-	-	-	-	-
Balance September 30, 2021	1,458,855	1,859,050	3,991,575	10,465,000	3,000,000	20,774,480
Exercise Price (CAD$)	$0.79	$1.40	$2.45	$5.75	$4.40
Expiry Date	2022-05-26	2022-10-30	2022-12-07	2024-01-07	2024-03-09

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

9.	SHARE BASED PAYMENTS

a)	Stock Options

The Company has a stock option plan to advance the interests of the Company by providing employees, contractors and directors of the Company a performance incentive for continued and improved service with the Company. The plan sets out the framework for determining eligibility as well as the terms of any stock-based compensation granted. The plan was approved by the shareholders as part of the Arrangement. The standard vesting terms for employee grants are 25% on the first anniversary of the grant date and 1/48th thereafter each month for succeeding 36 months. During the period ended September 30, 2021, vesting terms on certain options, including options of the then CEO, were accelerated to vest immediately resulting in an increased compensation expense of $617.

During the nine months ended September 30, 2020, the Company issued 15,786,774 options to employees and directors. The fair value has been estimated using the Black-Scholes option pricing model with the following assumptions:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Share price	$3.02CAD -$4.12CAD	$0.33CAD -$0.54CAD
Expected volatility	94% - 96%	93% - 124%
Risk-free rate	0.46% - 1.01%	0.3% - 1.62%
Expected life	5 years	5 years
Expected dividend yield	0%	0%
Forfeiture rate	0%	0%

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2020	22,592,427	$	CAD 0.38
Issued	15,786,774		CAD 3.26
Exercised	(11,955,982)		CAD 0.58
Cancelled	(2,726,854)		CAD 1.62
Balance, September 30, 2021	23,696,365	$	CAD 2.05

The weighted average market price of options exercised in the nine months ended September 30, 2021 was CAD$3.97 (December 31, 2020 - CAD$3.75).

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

9.	SHARE BASED PAYMENTS (Continued)

The following options were outstanding as at September 30, 2021:

Grant Date	Expiry Date	Number of Options	Exercise Price		Exercisable
27-Feb-20	27-Feb-25	3,982,672	$0.33	CAD	901,432
24-Mar-20	24-Mar-25	300,000	$0.33	CAD	112,500
13-Apr-20	13-Apr-25	782,500	$0.54	CAD	414,375
06-May-20	06-May-25	931,250	$0.55	CAD	164,583
13-Aug-20	13-Aug-25	2,250,000	$0.43	CAD	609,375
09-Sep-20	09-Sep-25	1,703,000	$0.45	CAD	257,000
15-Jan-21	15-Jan-26	1,000,000	$3.93	CAD	-
26-Feb-21	26-Feb-26	32,622	$0.02	USD	32,622
16-Apr-21	16-Apr-26	10,871,816	$3.08	CAD	2,728,300
08-Jul-21	08-Jul-26	837,850	$4.12	CAD	23,563
11-Aug-21	11-Aug-26	740,940	$3.77	CAD	13,542
01-Sep-21	01-Sep-26	222,978	$3.70	CAD	111,491
29-Sep-21	29-Sep-26	40,737	$3.02	CAD	3,395
September 30, 2021		23,696,365			5,372,178

The weighted average contractual life for the remaining options as at September 30, 2021 was 4.05 years (December 31, 2020 - 4.3 years). For the nine months ended September 30, 2021, the Company recognized compensation expense from stock options of $14,590 included in share-based payments.

b)	Restricted Share Units

The Company has adopted a Performance and Restricted Share Unit (“RSU”) Plan to advance the interests of the Company by providing employees, contractors and directors of the Company a performance incentive for continued and improved service with the Company. The plan sets out the framework for determining eligibility as well as the terms of any stock-based compensation granted. The plan was approved by the shareholders as part of the Arrangement. The standard vesting terms for RSU grants are 25% on the first anniversary of the grant date and 1/48th thereafter each month for succeeding 36 months. The fair value has been estimated based on the closing price of the stock on the day prior to the grant.

Number of RSUs
Balance, December 31, 2020	-
Issued	11,261,745
Settled	(1,756,189)
Cancelled	(172,500)
Balance, September 30, 2021	9,333,056

For the nine months ended September 30, 2021, the Company recognized compensation expense from RSUs of $11,171 included in share-based payments.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

9.	SHARE BASED PAYMENTS (Continued)

c)	Settlement Agreement

In June 2021, the Company agreed to issue to a holding company of its former CEO 1,500,000 Subordinate Voting Shares as part of a settlement agreement. The Company recognized a settlement expense from this agreement of $5,085 which is included in share-based payments.

10.	LOSS PER SHARE

The weighted average number of Subordinate Voting Shares outstanding for the nine months ended September 30, 2021 was 406,767,251 (December 31, 2020 - 361,135,160). In calculating the weighted average number of shares, the Multiple Voting Shares are included assuming the shareholders executed their conversion rights. The Company has not adjusted its weighted average number of Subordinate Voting Shares outstanding in the calculation of diluted loss per share, as the effect of warrants and options is anti-dilutive.

11.	RESEARCH AND DEVELOPMENT

	Sept. 30, 2021	Sept. 30, 2020
Payroll, consulting and benefits	$5,696	$2,310
Licensing fees	800	700
Manufacturing costs	2,649	1,680
Clinical research and regulatory expenses	4,732	2,793
Data and study acquisition costs	1,879	2,492
Other	1,741	499
	$17,497	$10,474

12.	GENERAL AND ADMINISTRATIVE

	Sept. 30, 2021	Sept. 30, 2020
Payroll, consulting fees and benefits	$6,971	$1,766
Legal fees	3,363	405
Accounting and audit	530	227
Marketing and investor relations	1,263	1,599
Insurance	2,121	68
Intellectual property	513	-
Public company costs	940	-
Other	2,073	638
	$17,774	$4,703

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

13.	COMMITMENTS AND CONTINGENCIES

As at September 30, 2021, the Company has obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $29,748 (December 31, 2020 - $8,586). Most of these agreements are cancelable by the Company with notice. These commitments include agreements related to the conduct of the clinical trials, sponsored research, manufacturing and preclinical studies.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

14.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2021, the key management personnel of the Company were the board of directors, Chief Executive Officer, Chief Development Officer, Executive President, Chief Medical Officer, Chief Technology Officer and Chief Financial Officer.

Compensation for key management personnel of the Company was as follows:

	Sept. 30, 2021	Sept. 30, 2020
Payroll, consulting fees and other benefits	$4,661	$1,797
Share-based compensation	21,329	84
	$25,990	$468

The Company incurred legal fees of $1,936 to companies controlled by a director of the Company during the nine months ended September 30, 2021.

As at September 30, 2021 the Company had accounts payable and accrued liabilities outstanding of $392 (December 31, 2020 - $93) to a company controlled by a director.

Prior to March 1, 2021, directors were only compensated through share-based compensation. Effective March 1, 2021, a new director compensation plan was adopted which includes cash, stock options and deferred share units. During the nine months ended September 30, 2021 compensation totaled $1,548 (December 31, 2020 - $384) including share-based compensation of $1,405.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

15.	MANAGEMENT OF CAPITAL

The Company defines its capital as share capital, warrants and deficit. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded through the sale of equity securities.

The Company also intends to source non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS

Fair Value

Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 Quoted prices in active markets for identical instruments that are observable.

Level 2 Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

Cash and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. The derivative liability – foreign currency warrants are valued as Level 1 in the hierarchy, using trading values established in an active market.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash. The carrying amount of these financial assets represents the maximum credit exposure. Cash and funds held in trust are on deposit with major American and Canadian chartered banks and the Company invests in high-grade short-term instruments.

Mind Medicine (MindMed) Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars)

For the Three and Nine Month Periods Ended September 30, 2021 and September 30, 2020

16.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. All accounts payable and accrued liabilities are due within 12 months. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. The Company earned interest income for the nine months ended September 30, 2021 of $27 (December 31, 2020 - $13). Therefore, a 100 basis point change in the average interest rate for the nine months ended September 30, 2021 would have no material impact.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions and balances denominated in currencies other than the United States dollar.

Exposure to Foreign Currency (in USD)	Cash	Payables	Expenses Nine Months to Sept. 30, 2021
Canadian Dollars	$22,708	$(647)	$2,553
Australian Dollars	359	(130)	1,648
Swiss Francs	1,710	(82)	2,229
British Pounds	-	(529)	742
Czech Koruna	-	(56)	266
Euro	-	(134)	600
Balance, September 30, 2021	$24,777	$(1,578)	$8,037

Therefore, a 1% change in the USD exchange rate would have a net impact on foreign currency balances as at September 30, 2021 of $232 (December 31, 2020 - $14). Also, a 1% change in the USD exchange rate on expenditures would have a net impact during the period of $80 assuming that all other variables remained constant.